Exhibit 99.1

Envigado, August 14, 2024

DISCLOSURE OF THE QUARTERLY PERIODIC REPORT

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market that, in accordance with the provisions of Article 5.2.4.2.3 of Decree 151 of 2021, and in External Circulars 031 of 2021 and 012 of 2022, of the Financial Superintendence of Colombia (“SFC”), today the Company disclosed its periodic report for the second quarter of 2024 to the SFC.

The full content of this Report was released through the SFC’s relevant information reporting mechanism and is available on the corporate website.